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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Mobile Media Technology Inc.
(Name of Company)
Common Stock, $0.001 par value
(Title of class of securities)
169050C109
(CUSIP number)
Jamie Tadelis, General Counsel Abax Lotus Ltd. c/o Abax Global Capital (Hong Kong) Limited Suite 6708, 67/F Two International Finance Centre 8 Finance Street Central, Hong Kong SAR +852 3602 1800
(Name, address and telephone number of person authorized to receive notices and communications)
October 26, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 169050C109	13D	Page 2

1	NAME OF REPORTING PERSON:		Abax Lotus Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	W/C
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,065,592 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,065,592 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		7,065,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.9% (2)
14	TYPE OF REPORTING PERSON:		CO

_________________________

(1)  Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. The Reporting Person owns 4,500,000 shares of Common Stock. The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock. However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2)  Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

CUSIP No. 169050C109	13D	Page 3

1	NAME OF REPORTING PERSON:		Abax Global Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,065,592 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,065,592 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		7,065,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.9%(2)
14	TYPE OF REPORTING PERSON:		CO

_________________________

(1) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. The Reporting Person owns 4,500,000 shares of Common Stock. The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock. However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

CUSIP No. 169050C109	13D	Page 4

1	NAME OF REPORTING PERSON:		Abax Upland Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,065,592 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,065,592 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		7,065,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.9%(2)
14	TYPE OF REPORTING PERSON:		OO

_________________________

(1) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. The Reporting Person owns 4,500,000 shares of Common Stock. The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock. However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

CUSIP No. 169050C109	13D	Page 5

1	NAME OF REPORTING PERSON:		Abax Arhat Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,065,592 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,065,592 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		7,065,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.9%(2)
14	TYPE OF REPORTING PERSON:		OO

_________________________

(1) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. The Reporting Person owns 4,500,000 shares of Common Stock. The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock. However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

CUSIP No. 169050C109	13D	Page 6

1	NAME OF REPORTING PERSON:		Abax Claremont Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,065,592 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,065,592 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		7,065,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.9%(2)
14	TYPE OF REPORTING PERSON:		CO

_________________________

(1) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. The Reporting Person owns 4,500,000 shares of Common Stock. The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock. However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

CUSIP No. 169050C109	13D	Page 7

1	NAME OF REPORTING PERSON:		Abax Global Capital
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,065,592 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,065,592 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		7,065,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.9%(2)
14	TYPE OF REPORTING PERSON:		CO

_________________________

(1) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. The Reporting Person owns 4,500,000 shares of Common Stock. The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock. However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

CUSIP No. 169050C109	13D	Page 8

1	NAME OF REPORTING PERSON:		Christopher Chung-Yi Hsu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	7,065,592 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	7,065,592 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		7,065,592 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.9%(2)
14	TYPE OF REPORTING PERSON:		IN

_________________________

(1) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. The Reporting Person owns 4,500,000 shares of Common Stock. The Reporting Person owns warrants to purchase up to 12,000,000 shares of Common Stock. However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

(2) Please refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

CUSIP No. 169050C109	13D	Page 9

1	NAME OF REPORTING PERSON:		Xiang Dong Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	100,000 (3)
	8	SHARED VOTING POWER:	7,065,592 (3)
	9	SOLE DISPOSITIVE POWER:	100,000 (3)
	10	SHARED DISPOSITIVE POWER:	7,165,592 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		7,165,592 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.9%(3)
14	TYPE OF REPORTING PERSON:		IN

_________________________

(3)  Mr. Yang, individually, owns 100,000 shares of Common Stock representing approximately 0.1% of the outstanding shares of Common Stock The shares were transferred to Mr. Yang as further described herein in Item 6. Please also refer to the disclosure included in that Statement on Schedule 13D filed January 29, 2008. The Reporting Person may be deemed to beneficially own 4,500,000 shares of Common Stock. The Reporting Person may be deemed to beneficially own warrants to purchase up to 12,000,000 shares of Common Stock. However, pursuant to the terms of the agreement governing the warrants, the Reporting Person is prohibited from purchasing shares of Common Stock pursuant to the warrants that would give the Reporting Person beneficial ownership of more than 9.9% of the total outstanding shares of Common Stock at the time of exercise. Accordingly, the number of shares reported in this Statement includes the 4,500,000 shares of Common Stock currently owned by the Reporting Person and the exercise of 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof and as indicated herein. The Controlling Shareholders collectively own 36,200,000 shares of Common Stock, as set forth in the Investors Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 43,265,592 shares of Common Stock as of the date hereof or 52,700,000 shares of Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation.

CUSIP No. 169050C109	13D	Page 10

This Amendment No. 1 (this “Amendment ”) amends the Statement on Schedule 13D originally filed on January 29, 2008 (the “Schedule 13D”) by the Reporting Persons. The title and class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of China Mobile Media Technology Inc., a Nevada corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

The 100,000 shares of Common Stock reported herein by Mr. Yang were acquired by Mr. Yang in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On February 8, 2007, as compensation for her employment with Comtech Group Inc., Ni Hong, the wife of Mr. Yang, was awarded 2 shares of Series B Preferred Stock of the Company. Per Ni Hong’s request, the shares were issued to Mr. Yang. Subsequently, the shares were converted into 100,000 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(a) – (b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.4

As of the date of this Statement, the Investor directly owns an aggregate of 4,500,000 shares of Common Stock, representing approximately 7.6% of the outstanding shares of Common Stock.

As of the date of this Statement, the Investor directly owns an aggregate of 12,000,000 warrants to purchase shares of Common Stock, representing, if exercised in full and on a fully diluted basis, approximately 16.8% of the outstanding shares of Common Stock. However, such ownership is subject to the restriction in the Warrant prohibiting exercise that results in more than 9.9% of the Common Stock being held by a Warrant holder at the time of exercise.

_________________________

4  If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of the Schedule 13D, such group would be deemed to beneficially own approximately 60.6% of the Common Stock as of the date hereof or 73.8% of the Common Stock if all of the Warrants were to be exercised by the Reporting Person without limitation. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders. The Reporting Persons, other than Mr. Yang, expressly disclaim beneficial ownership of the shares of Common Stock owned by Mr. Yang individually.

CUSIP No. 169050C109	13D	Page 11

As of the date of this Statement, Mr. Yang, individually, directly owns an aggregate of 100,000 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock. The Reporting Persons, other than Mr. Yang, expressly disclaim beneficial ownership of the 100,000 shares of Common Stock owned by Mr. Yang, individually.

As of the date of this Statement, the Shares and the Warrants (together, the “Securities”), if exercised in full and on a fully diluted basis, represent approximately 23.1% of the outstanding shares of Common Stock. However, such ownership is subject to the restriction in the Warrant prohibiting an exercise that results in more than 9.9% of the Common Stock being held by a Warrant holder at the time of exercise. Accordingly, as of the date of this Statement, taking into account the limitations provided for in the warrant agreement, the Investor would be able to exercise, 2,565,592 of the warrants for a total of 7,065,592 shares, which represents 9.9% of the Common Stock outstanding as of the date hereof.

The Securities are beneficially owned, in the aggregate, by the Investor, the Fund, Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang.

The Fund, as the sole shareholder of the Investor; Arhat, as a 50% shareholder of the Fund; Upland, as the other 50% shareholder of the Fund; Arhat Shareholder, as the sole shareholder of Arhat; Upland Managing Member, as the managing member of Upland; and Mr. Hsu and Mr. Yang as the controlling persons of Arhat Shareholder and Upland Managing Member, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock (including the Warrant Shares) that are owned beneficially and directly by the Investor. Each of Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

All percentages set forth in this paragraph are based on 59,369,615 shares of Common Stock outstanding as of November 10, 2007, as set forth in the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007.

(c)       Other than as set forth herein, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

The responses of the Reporting Persons under Item 4 hereof are incorporated herein by reference.

CUSIP No. 169050C109	13D	Page 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2008	AbaX LOTUS LTD.

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX GLOBAL OPPORTUNITIES FUND

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX ARHAT FUND

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX UPLAND FUND, LLC

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX GLOBAL CAPITAL

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

CUSIP No. 169050C109	13D	Page 13

ABAX CLAREMONT LTD.

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

/s/ Christopher Chung-Yi Hsu
Christopher Chung-Yi Hsu

/s/ Xiang Dong Yang
Xiang Dong Yang